William S. Clarke, P.A.
attorney-at-law
65 South Main Street  -  suite A 202
pennington,  new  jersey   08534
__________

Telephone:  (609) 737-9090
Fax:  (609) 737-3223
E-Mail:  WSCPALAW@AOL.com

March 4, 2009

Via Facsimile and Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Attention:              H. Roger Schwall, Assistant Director

Re:           GeoGlobal Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed June 10, 2008
Response Letter Dated January 16, 2009
File No. 001-32158
Staff Letter of Comment dated February 13, 2009

Dear Mr. Schwall:

This will confirm receipt by my client, GeoGlobal Resources Inc., of the staff’s letter of comment dated February 13, 2009.

Confirming my telephone conversation of Friday, February 27, 2009 with Mr. John Lucas of the staff of the Division of Corporation Finance, my client has requested the opportunity to have a conference call with the staff of the Commission regarding the comment contained in the February 13, 2009 letter.  We are currently making arrangements to secure the availability of the appropriate representatives of the Registrant to participate in such a conference call and will contact you within the next day or two regarding that availability.  We will contact you promptly if there should be any change in these arrangements.

Very truly yours,

/s/ William S. Clarke

William S. Clarke
WSC/ehf

cc:           Mr. John Lucas, Division of Corporation Finance
   Securities and Exchange Commission
Mr. Allan Kent
   Executive Vice President
   GeoGlobal Resources Inc.